# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: N-able, Inc., CIK 0001834488
CUSIP: 62878D100
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 30 Corporate Drive, Suite 400, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 11/05/2026
Filed by CIK 0001606286
Persons authorized to receive notices and communications: Steven Schwab, 110 N. Wacker Drive, 32nd Floor, Chicago, Illinois (IL), 60606, (312) 254-3300

## Reporting persons
- Thoma Bravo Fund XI, L.P. (CIK 0001606286): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 16,333,201; sole dispositive power 0; shared dispositive power 16,333,201; aggregate amount beneficially owned 16,333,201 (9.2% of the class)
- Thoma Bravo Fund XI-A, L.P. (CIK 0001606287): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,202,937; sole dispositive power 0; shared dispositive power 8,202,937; aggregate amount beneficially owned 8,202,937 (4.6% of the class)
- Thoma Bravo Executive Fund XI, L.P. (CIK 0001606288): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 360,326; sole dispositive power 0; shared dispositive power 360,326; aggregate amount beneficially owned 360,326 (0.2% of the class)
- Thoma Bravo Fund XII, L.P. (CIK 0001666742): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 8,079,625; sole dispositive power 0; shared dispositive power 8,079,625; aggregate amount beneficially owned 8,079,625 (4.6% of the class)
- Thoma Bravo Fund XII-A, L.P. (CIK 0001666747): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,145,401; sole dispositive power 0; shared dispositive power 7,145,401; aggregate amount beneficially owned 7,145,401 (4% of the class)
- Thoma Bravo Executive Fund XII, L.P. (CIK 0001666745): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 79,070; sole dispositive power 0; shared dispositive power 79,070; aggregate amount beneficially owned 79,070 (0% of the class)
- Thoma Bravo Executive Fund XII-A, L.P. (CIK 0001680073): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 70,260; sole dispositive power 0; shared dispositive power 70,260; aggregate amount beneficially owned 70,260 (0% of the class)
- Thoma Bravo Special Opportunities Fund II, L.P. (CIK 0001634641): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 6,610,607; sole dispositive power 0; shared dispositive power 6,610,607; aggregate amount beneficially owned 6,610,607 (3.7% of the class)
- Thoma Bravo Special Opportunities Fund II-A, L.P. (CIK 0001634649): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 3,209,216; sole dispositive power 0; shared dispositive power 3,209,216; aggregate amount beneficially owned 3,209,216 (1.8% of the class)
- Thoma Bravo Partners XI, L.P. (CIK 0001722232): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 34,716,287; sole dispositive power 0; shared dispositive power 34,716,287; aggregate amount beneficially owned 34,716,287 (19.6% of the class)
- Thoma Bravo Partners XII, L.P. (CIK 0001756435): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 15,374,356; sole dispositive power 0; shared dispositive power 15,374,356; aggregate amount beneficially owned 15,374,356 (8.7% of the class)
- Thoma Bravo UGP, LLC (CIK 0001813487): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 50,090,643; sole dispositive power 0; shared dispositive power 50,090,643; aggregate amount beneficially owned 50,090,643 (28.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: N-able, Inc.
Address of issuer's principal executive offices: 30 Corporate Drive, Suite 400, Burlington, Massachusetts (MA), 01803
Comment: This Amendment No. 3 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on July 29, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed with the SEC on December 20, 2021 ("Amendment No. 1") and Amendment No. 2 filed with the SEC on November 12, 2024 ("Amendment No. 2" and, together with the Original Schedule 13D and Amendment No. 1, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows: The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Items 5(a) and 5(b) of the Original Schedule 13D are hereby amended and supplemented as follows: The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Item 6 is incorporated by reference in its entirety into this Item 5. In the aggregate, the Reporting Persons beneficially own 50,090,643 shares of Common Stock, or 28.3% of the Common Stock outstanding. Calculations of beneficial ownership are based on 176,719,518 shares of Common Stock of the Issuer outstanding as of November 2, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2026, and this statement is being filed to reflect a change in beneficial ownership resulting solely from the change in the Issuer's outstanding shares. Certain of the Reporting Persons and certain affiliates of Silver Lake Group, L.L.C. ("Silver Lake") (collectively, the "Stockholders") are parties to the Stockholders' Agreement described in Item 6 of the Original Schedule 13D (the "Stockholders' Agreement"), which contains, among other things, certain provisions relating to coordination of the voting of securities of the Issuer by the parties thereto. By virtue of the Stockholders' Agreement and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a "group" with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based in part on information provided by or on behalf of the other Stockholders, such a "group" would be deemed to beneficially own an aggregate of 111,564,512 shares of Common Stock, or 63.1% of the total number of shares outstanding. The Reporting Persons expressly disclaim beneficial ownership over any shares of Common Stock that they may be deemed to beneficially own solely by reason of the Stockholders' Agreement. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 50,090,643 shares of Common Stock as set forth in rows 7, 8, 9, 10, 11 and 13 of each of the cover pages of this Schedule 13D.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1 - Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act (incorporated herein by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons on July 29, 2021).

## Signatures
- Thoma Bravo Fund XI, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner (11/09/2026)
- Thoma Bravo Fund XI-A, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner (11/09/2026)
- Thoma Bravo Executive Fund XI, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner (11/09/2026)
- Thoma Bravo Fund XII, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner (11/09/2026)
- Thoma Bravo Fund XII-A, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner (11/09/2026)
- Thoma Bravo Executive Fund XII, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner (11/09/2026)
- Thoma Bravo Executive Fund XII-A, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner (11/09/2026)
- Thoma Bravo Special Opportunities Fund II, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner (11/09/2026)
- Thoma Bravo Special Opportunities Fund II-A, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner (11/09/2026)
- Thoma Bravo Partners XI, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner (11/09/2026)
- Thoma Bravo Partners XII, L.P.: /s/ Seth Boro, Seth Boro, Managing Partner (11/09/2026)
- Thoma Bravo UGP, LLC: /s/ Seth Boro, Seth Boro, Managing Partner (11/09/2026)
Comment: Thoma Bravo Fund XI, L.P., Thoma Bravo Fund XI-A, L.P., Thoma Bravo Executive Fund XI, L.P., Thoma Bravo Special Opportunities Fund II, L.P. and Thoma Bravo Special Opportunities Fund II-A, L.P.: By: Thoma Bravo Partners XI, L.P., its General Partner; By: Thoma Bravo UGP XI, LLC, its General Partner; By: Thoma Bravo UGP, LLC, its Managing Member.

Thoma Bravo Fund XII, L.P., Thoma Bravo Fund XII-A, L.P., Thoma Bravo Executive Fund XII, L.P. and Thoma Bravo Executive Fund XII-A, L.P.: By: Thoma Bravo Partners XII, L.P., its General Partner; By: Thoma Bravo UGP XII, LLC, its General Partner; By: Thoma Bravo UGP, LLC, its Managing Member.

Thoma Bravo Partners XI, L.P.: By: Thoma Bravo UGP XI, LLC, its General Partner; By: Thoma Bravo UGP, LLC, its Managing Member.

Thoma Bravo Partners XII, L.P.: By: Thoma Bravo UGP XII, LLC, its General Partner; By: Thoma Bravo UGP, LLC, its Managing Member.